                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   For the Fiscal Year Ended December 31, 1994

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from                to
                                        --------------    --------------

                          ----------------------------

                             COMMISSION FILE NUMBER
                        [Prior to March 7, 1995]: 0-9691
                 [As of March 7, 1995 and thereafter] = 1-7534

                          ----------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       NETWORK SYSTEMS CORPORATION SAVINGS
                            AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

         [Prior to March 7, 1995]:

                           NETWORK SYSTEMS CORPORATION
                             7600 Boone Avenue North
                          Minneapolis, Minnesota 55428

         [As of March 7, 1995 and thereafter]:

                         STORAGE TECHNOLOGY CORPORATION
                             2270 South 88th Street
                         Louisville, Colorado 80028-4309

                                                         [PRICE WATERHOUSE LOGO]








                   NETWORK SYSTEMS CORPORATION
                 SAVINGS AND STOCK OWNERSHIP PLAN
                       FINANCIAL STATEMENTS
                    AND ADDITIONAL INFORMATION
                    DECEMBER 31, 1994 AND 1993

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993

                                TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----
Financial Statements:

   Report of Independent Accountants                                                     1 - 2

   Statement of Net Assets Available for Benefits, with Fund Information                 3 - 4

   Statement of Changes in Net Assets Available for Benefits,
     with Fund Information                                                               5 - 6

   Notes to Financial Statements                                                         7 - 17


Additional Information:*

   Schedule I - Item 27a Form 5500 - Schedule of Assets Held for
     Investment Purposes                                                                18 - 19

   Schedule II - Item 27d Form 5500 - Schedule of Reportable Transactions                 20



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have not been presented because they are not applicable.

[PRICE WATERHOUSE LLP LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS

June 2, 1995

To the Participants and
  Administrator of the
  Network Systems Corporation
  Savings and Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Network Systems Corporation Savings and Stock Ownership Plan (the Plan) at December 31, 1994 and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

[ERNST & YOUNG LLP LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Network Systems Corporation
The Network Systems Corporation
  Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits, with fund information of Network Systems Corporation Savings and Stock Ownership Plan as of December 31, 1993, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP

May 6, 1994

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1994

                                                                           Fund Information
                        ------------------------------------------------------------------------------------------------------------
                                                   First Trust                              Fidelity Management Trust Company
                        ----------------------------------------------------------   -----------------------------------------------
                                                                                                                          Retirement
                         Network       Blended                   IAI                            Growth and  Intermediate     Money
                         Systems        Rate       Fidelity    Regional     Loan     Magellan     Income       Bond         Market
                        Stock Fund      Fund         Fund        Fund       Fund       Fund        Fund        Fund          Fund
                        ----------      ----         ----        ----       ----       ----        ----        ----          ----
Receivables:
  Employer's
    contributions       $   (1,241)  $   265,474  $  228,760  $   99,029
  Employees' loan
    repayments                            34,317      21,001       7,946  $(63,264)
  Accrued interest              68       237,594         239         159       241
                        ----------   -----------  ----------  ----------  --------   --------    --------    --------       --------
     Total receivables      (1,173)      537,385     250,000     107,134   (63,023)

Investments (Note 4)     1,086,847    13,883,810   6,435,168   2,918,654   771,391   $906,813    $693,071    $139,050       $468,527
                        ----------   -----------  ----------  ----------  --------   --------    --------    --------       --------
Net assets available
  for plan benefits     $1,085,674   $14,421,195  $6,685,168  $3,025,788  $708,368   $906,813    $693,071    $139,050       $468,527
                        ==========   ===========  ==========  ==========  ========   ========    ========    ========       ========



                                   Fund Information
                           ---------------------------------
                           Fidelity Management Trust Company
                           ---------------------------------
                            Asset
                           Manager     Loan
                            Fund       Fund         Total
                            ----       ----         -----
Receivables:
  Employer's
    contributions                                $   592,022
  Employees' loan
    repayments
  Accrued interest                                   238,301
                           -------    -------    -----------
     Total receivables                               830,323

Investments (Note 4)       $14,173    $87,304     27,404,808
                           -------    -------    -----------
Net assets available
  for plan benefits        $14,173    $87,304    $28,235,131
                           =======    =======    ===========


                         The accompanying notes are an
                  integral part of these financial statements.

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1993

                                                                 Fund Information
                                         ----------------------------------------------------------------
                                            Network      Blended                    IAI
                                            Systems       Rate       Fidelity     Regional    First Trust
                                          Stock Fund      Fund         Fund         Fund       Loan Fund        Total
                                          ----------      ----         ----         ----       ---------        -----
Cash                                                  $ 1,258,384                                           $ 1,258,384
Receivables:
   Employer's contributions              $   44,636       266,163   $  152,661   $   85,358                     548,818
   Employees' loan repayments                12,817        43,021       39,270       15,973    $(111,081)
   Accrued interest                              33       235,034           48           19                     235,134
                                         ----------   -----------   ----------   ----------    ---------    -----------
       Total receivables                     57,486       544,218      191,979      101,350     (111,081)       783,952

Investments (Note 4)                      1,102,231    12,326,528    3,968,949    2,479,835      773,526     20,651,069
                                         ----------   -----------   ----------   ----------    ---------    -----------
Net assets available for plan benefits   $1,159,717   $14,129,130   $4,160,928   $2,581,185    $ 662,445    $22,693,405
                                         ==========   ===========   ==========   ==========    =========    ===========

                         The accompanying notes are an
                  integral part of these financial statements.

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994

                                                                        Fund Information
                            --------------------------------------------------------------------------------------------------------
                                         First Trust                                            Fidelity Management Trust Company
                            -------------------------------------------------------------    ---------------------------------------
                              Network       Blended                     IAI                                Growth and   Intermediate
                             Systems         Rate       Fidelity      Regional      Loan       Magellan      Income         Bond
                            Stock Fund       Fund         Fund          Fund        Fund         Fund         Fund          Fund
                            ----------       ----         ----          ----        ----         ----         ----          ----
Investment income:
  Net realized
    and unrealized
    appreciation
    (depreciation) in
    fair value of
    investments             $ (210,932)  $    73,360   $ (241,607)  $ (169,377)              $  (85,130)  $  (57,966)   $ (26,618)
  Interest and dividend
    income                         786       944,336      399,559      186,900   $   2,216       56,469       80,627       19,658
  Loan repayment
    interest                     2,066        22,911       13,292        4,712       2,155        1,742        1,794          385
                            ----------   -----------   ----------   ----------   ---------   ----------   ----------    ---------
                              (208,080)    1,040,607      171,244       22,235       4,371      (26,919)      24,455       (6,575)

Contributions:
  By employer                                270,822      228,785       98,864
  By participants              221,119     1,452,093    1,352,865      621,273                   58,743       48,481        8,038
                            ----------   -----------   ----------   ----------   ---------   ----------   ----------    ---------
                               221,119     1,722,915    1,581,650      720,137                   58,743       48,481        8,038

Withdrawals by
  participants                (100,633)   (1,284,055)    (380,450)    (216,294)    (61,978)    (687,363)    (652,372)    (226,115)

Transfers:
  Between funds                  4,505    (1,111,771)   1,181,667      (74,401)                 (56,285)     (25,007)     (14,730)
  New loans                                 (179,291)     (94,277)     (28,838)    302,406                    (1,110)      (4,667)
  Loan principal
    repayments                   9,046       103,660       64,406       21,764    (198,876)      16,121       16,393        5,494
                            ----------   -----------   ----------   ----------   ---------   ----------   ----------    ---------
                                13,551    (1,187,402)   1,151,796      (81,475)    103,530      (40,164)      (9,724)     (13,903)

Net increases
  (decreases)                  (74,043)      292,065    2,524,240      444,603      45,923     (695,703)    (589,160)    (238,555)
Transfer in of Vitalink
  assets (Note 2)                                                                             1,602,516    1,282,231      377,605
Net assets at beginning
  of year                    1,159,717    14,129,130    4,160,928    2,581,185     662,445
                            ----------   -----------   ----------   ----------   ---------   ----------   ----------    ---------
Net assets at end
  of year                   $1,085,674   $14,421,195   $6,685,168   $3,025,788   $ 708,368   $  906,813   $  693,071    $ 139,050
                            ==========   ===========   ==========   ==========   =========   ==========   ==========    =========


                                         Fund Information
                            ------------------------------------------
                                 Fidelity Management Trust Company
                            ------------------------------------------
                              Retirement
                              Money           Asset
                              Market          Manager           Loan
                              Fund            Fund              Fund             Total
                              ----            ----              ----             -----
Investment income:
  Net realized
    and unrealized
    appreciation
    (depreciation) in
    fair value of
    investments                            $ (18,696)                      $   (736,966)
  Interest and dividend
    income                  $  25,232          7,783      $       150         1,723,716
  Loan repayment
    interest                      648                                            49,705
                            ---------      ---------      -----------      ------------
                               25,880        (10,913)             150         1,036,455

Contributions:
  By employer                                                                   598,471
  By participants              27,982          1,660                          3,792,254
                            ---------      ---------      -----------      ------------
                               27,982          1,660                          4,390,725

Withdrawals by
  participants               (367,261)      (192,518)          (6,670)       (4,175,709)

Transfers:
  Between funds                98,679         (2,657)                                 0
  New loans                    (4,223)                         10,000                 0
  Loan principal
    repayments                  2,977                         (40,985)                0
                            ---------      ---------      -----------      ------------
                               97,433         (2,657)         (30,985)                0

Net increases
  (decreases)                (215,966)      (204,428)         (37,505)        1,251,471
Transfer in of Vitalink
  assets (Note 2)             684,493        218,601          124,809         4,290,255
Net assets at beginning
  of year                                                                    22,693,405
                            ---------      ---------      -----------      ------------
Net assets at end
  of year                   $ 468,527      $  14,173      $    87,304      $ 28,235,131
                            =========      =========      ===========      ============


                          The accompanying notes are an
                  integral part of these financial statements.

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1993

                                                                               Fund Information
                                                    ----------------------------------------------------------------
                                                      Network       Blended                     IAI
                                                      Systems        Rate       Fidelity      Regional   First Trust
                                                    Stock Fund       Fund         Fund          Fund      Loan Fund       Total
                                                    ----------       ----         ----          ----      ---------       -----
Investment income:
   Net realized and unrealized appreciation
     (depreciation) in fair value of investments    $ (532,418)                $   19,612   $  (25,430)               $  (538,236)
   Interest and dividend income                            591   $ 1,017,704      519,844      210,500    $     850     1,749,489
   Loan repayment interest                               2,681        25,337        8,910        4,465                     41,393
                                                    ----------   -----------   ----------   ----------    ---------   -----------
                                                      (529,146)    1,043,041      548,366      189,535          850     1,252,646

Contributions:
   By employer                                          44,636       266,163      152,661       85,358                    548,818
   By participants                                     242,087     1,643,154      895,730      566,181                  3,347,152
                                                    ----------   -----------   ----------   ----------    ---------   -----------
                                                       286,723     1,909,317    1,048,391      651,539                  3,895,970

Withdrawals by participants                            (77,486)   (1,055,924)    (255,011)    (141,515)     (12,195)   (1,542,131)

Transfers:
   Between funds                                       (43,407)     (112,256)     165,419       (9,756)
   New loans                                                        (241,061)     (21,238)     (42,801)     305,100
   Loan principal repayments                            18,767       142,003       60,424       27,586     (248,780)
                                                    ----------   -----------   ----------   ----------    ---------   -----------
                                                       (24,640)     (211,314)     204,605      (24,971)      56,320

Net increases (decrease)                              (344,549)    1,685,120    1,546,351      674,588       44,975     3,606,485

Net assets at beginning of year                      1,504,266    12,444,010    2,614,577    1,906,597      617,470    19,086,920
                                                    ----------   -----------   ----------   ----------    ---------   -----------
Net assets at end of year                           $1,159,717   $14,129,130   $4,160,928   $2,581,185    $ 662,445   $22,693,405
                                                    ==========   ===========   ==========   ==========    =========   ===========

                          The accompanying notes are an
                  integral part of these financial statements.

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993

NOTE 1 - DESCRIPTION OF PLAN

General

The Network Systems Corporation Savings and Stock Ownership Plan (the Plan) is a defined contribution plan to which eligible employees of Network Systems Corporation (the Company) may elect to contribute stated percentages of their compensation. Participation by eligible employees is voluntary. The Plan is sponsored and administered by the Company. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan agreement for more complete information.

Contributions

Employees may have their annual compensation reduced by 1% to 15%, not to exceed limitations under applicable IRS regulations, through automatic payroll deductions (pretax saving contribution) and contributed to the Plan. Employees may also make contributions through automatic payroll deductions on an after-tax basis of from 1% to 8% of compensation. These after-tax saving contributions do not reduce the employee's income for federal or state income tax purposes. The Company may make a discretionary matching contribution to the Plan as a percentage of the first 6% of the employee's pretax savings contributions. For the 1994 and 1993 Plan years, the Company made matching contributions amounting to $598,471 and $548,818, respectively, based on matching percentages of 30% of the first 6%.

All contributions are held in trust and invested by the Plan's trustees, First Trust and Fidelity Management Trust Company. Contributions are initially deposited by the trustees in either the First American Prime Obligations Fund or a short-term U.S. government fund. Contributions are later reallocated in accordance with the options selected by the participant or the requirements of promissory note agreements. Any Company contributions on behalf of a participant are invested by the trustees in the same fund or funds specified by the participant, in direct proportion to the allocation of that individual's payroll deduction contributions.

Investment Fund Options

The Plan offers the following investment options:

- -   The Network Systems Stock Fund consists of common stock of the Company. As described in Note 7, as of March 7, 1995, the Network Systems stock was exchanged for common stock of Storage Technology Corporation. Effective after October 31, 1994, the Plan was amended so that no additional contributions or investment fund transfers may be made to the Network Systems Stock Fund.

- -   The Blended Rate Fund (formerly the Guaranteed Interest Fund) invests in insurance investment contracts that provide a fixed rate of return at the rates and for the time periods indicated below:

                                            Applicable Fixed Interest Rate
                                              For Years Ended December 31,
                                       ---------------------------------------
      Year of
   Contributions                       1989   1990   1991   1992   1993   1994
   -------------                       ----   ----   ----   ----   ----   ----

       1989                            9.09   9.09   9.09   9.09   9.09
       1990                                   8.45   8.45   8.45   8.45   8.45


    Contributions and earnings from the 1988 and 1989 fixed rate insurance contracts were transferred effective January 1, 1993 and 1994, respectively, to the other investment funds in accordance with participants' investment allocation directions.

    Contributions to the Blended Rate Fund are invested in a pooled fund with a single blended interest rate. The single blended interest rate is determined quarterly based on the combined earnings of the underlying investments. The underlying investments consist primarily of insurance investment contracts that generally provide a fixed interest rate for a period up to five years. Effective January 1, 1994, investments in the pooled fund also included investments in the First Stable Value Fund, a First Trust Collective Fund. The investment objective of the First Stable Value Fund is to provide stable income relative to current interest rates. The Fund invests primarily in high-quality fixed interest rate contracts issued by insurance companies and banks.

- -   The Fidelity Fund is a no-load fund managed by Fidelity Management Trust
    Company. The Fidelity Fund seeks long-term capital growth by investing primarily in common stock and securities convertible into common stock. The Fidelity Fund may invest some of its assets in debt securities. The percentage of assets invested in any one type of debt or equity security may vary.

- -   The IAI Regional Fund is a no-load fund managed by Investment Advisors, Inc.
    The investment objective of the IAI Regional Fund is capital appreciation with at least 80% of its equity investments in companies headquartered in Minnesota, Illinois, Wisconsin, Iowa, Nebraska, Montana, North Dakota, and South Dakota. The IAI Regional Fund may invest a portion of its assets in short-term cash equivalents on a temporary basis.

Investment Fund Transfers

Twice a year, participants may direct the Plan Administrator to transfer all or a portion of their current account balances from one investment fund to other investment funds in five percent increments.

Loans to Participants

Participants may borrow from their pretax savings contribution accounts. Loans may not be less than $1,000 or greater than $50,000. In addition, loans may not exceed one-half of the participant's pretax savings contribution account as of the most recent quarter-end valuation. Participants are required to execute a promissory note and security agreement giving the Savings and Stock Ownership Plan a valid first lien against one-half of the participant's title to his pretax savings contribution account. Promissory notes provide for a repayment of principal and interest in equal pay period installments over a period up to five years. Interest is based on the local bank prime or reference rate and is fixed for the duration of the loan.

The portion of a participant's account that is invested in the Network Systems Stock Fund is not available for withdrawal or loan during the employment of the participant. The restrictions do not apply to distributions by the Network Systems Stock Fund on termination of employment.

Loans made to participants are treated as a separate, segregated investment of the participant. Accordingly, at the time the loans transaction is consummated, the participant's allocated share of his pretax savings contribution account is reduced on a pro rata basis by the principal amount of the loan. Repayments of principal and payments of interest are credited to the investment funds in which the participant's pretax savings contribution account is invested in the same proportions specified by the participant in his most recently filed investment direction.

Withdrawal by Participants

Distribution may be made upon the occurrence of any of the following:

1.  Termination of employment at or after attainment of age 65;

2. Termination of employment prior to attainment of age 65 when occasioned by permanent or total disability;

3.  Death; or

4.  Any other termination of employment.

Vesting and Forfeitures

Upon termination of employment, except for retirement, disability or death, the participant's account and any related vested Company contributions become payable to the participant. Company contributions vest in accordance with the following schedule:

                                                                     Vesting
Years of Vested Service                                             Percentage
- -----------------------                                             ----------
Less than 2 years                                                        0%
2 years                                                                 25%
3 years                                                                 50%
4 years                                                                 75%
5 or more years                                                        100%

Company contributions which have not vested are forfeited by the employee when a distribution is elected upon termination of employment. Forfeited amounts are allocated to the accounts of all other participants in the same manner as employer matching contributions for the Plan year in which the forfeiture occurs. For participants who terminate employment and who do not receive a distribution, the nonvested portions of their accounts will be forfeited and reallocated after five consecutive one-year breaks in service have been incurred. During 1994 and 1993, forfeitures with respect to the Company's contributions for prior years were allocated to the accounts of remaining participants in amounts totaling $18,286 and $13,784, respectively. Withdrawals under the Plan are permitted due to age or disability (as defined) and for financial hardship. During 1993, there were hardship withdrawals amounting to $4,374. There were no such withdrawals in 1994.

Administrative Costs

Administrative expenses are paid by the Company.

Plan Termination

As further discussed in Note 7, Network Systems Corporation merged with Storage Technology Corporation (StorageTek) on March 7, 1995. Network Systems Corporation and StorageTek have no plans at this time to terminate or merge the Plan, but reserve the right to merge or terminate the Plan in its entirety at any time. Upon termination, the accounts of each participant shall vest in full.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting. Accordingly, income is recorded in the period earned and expenses are recorded in the period incurred.

Investment Valuation

Investments in common stock of Network Systems Corporation or Storage Technology Corporation are valued at the closing sales price on the last business day of the year based on the NASDAQ national market system closing quotation.

Investments in the First American Prime Obligations Fund (formerly the First American Institutional Money Fund) are valued at the net asset value on the last business day of the year based on quotations obtained from national securities exchanges.

Investments in the Blended Rate Fund are valued as of the last business day of the year at cost plus reinvested interest for group annuity contracts with insurance companies and at net asset value for investments in the First Stable Value Fund.

Investments in the Fidelity Fund and the IAI Regional Fund are valued at the net asset value of the applicable fund on the last business day of the year.

Investments in the following Fidelity mutual funds are valued at the net asset value of the applicable fund on the last business day of the year: the Magellan Fund, the Growth and Income Fund, the Intermediate Bond Fund, the Retirement Money Market Fund and the Asset Manager Fund.

Investments in the Loan Funds are valued at the amount of the participant loan net of principal repayments.

Investments in the participant's account are valued upon withdrawal as of the end of the quarter which next follows by at least 30 days the date on which the Administrator receives a withdrawal application from the participant. Investments in the participant's account are valued upon distribution as of the end of the quarter which coincides with or last precedes that date of distribution.

Investment Transactions

Purchases and sales of securities are reflected on a trade date basis (the date the order to buy or sell is executed). Realized gains and losses are computed using the average cost method.

Reclassification

Certain 1993 amounts have been reclassified to conform to the 1994 presentation.

NOTE 3 - MERGER OF VITALINK COMMUNICATIONS CORPORATION 401(K) PLAN

Effective January 1, 1994, the Vitalink Communications Corporation 401(k) Plan and Trust (the Vitalink Plan) was merged into the Network Systems Corporation Savings and Stock Ownership Plan. The Vitalink Plan was a plan maintained by a subsidiary of Network Systems Corporation. During 1994, the number of employees participating in the Vitalink Plan fell below the minimum number required under
Section 401(a)(26) of the Internal Revenue Code. Accordingly, as provided by the regulations, the Vitalink Plan was retroactively merged into the Plan effective January 1, 1994.

The effect of the merger for 1994 is to include in the Plan additional investment fund choices which are only available to the former participants of the Vitalink Plan. The fund choices of the former Vitalink Plan are available only through June 30, 1995 whereupon any amounts remaining in the investment account balances for those funds will be automatically rolled over into the Blended Rate Fund.

The investment fund choices available to participants in the former Vitalink Plan are the following Fidelity mutual funds:

- - The Magellan Fund seeks capital appreciation by investing in common stocks or securities convertible into common stocks.

- - The Growth and Income Fund seeks long-term growth with a reasonable level of current income by investing in common stocks of companies which offer growth of earnings potential while paying current dividends.

- - The Intermediate Bond Fund seeks high current income by investing in high and upper-medium grade, fixed income securities.

- - The Retirement Money Market Fund seeks high current income with preservation of capital and liquidity.

- - The Asset Manager Fund seeks high total return with reduced risk by allocating its assets among domestic and foreign equities, bonds and short-term investments.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments:

                                                    Balance (Shares
                                                    or Face Amount)
                                                        Held at                               Value at
                                                      December 31,                          December 31,
   Name of Issuers and Title of Issuers                   1994                 Cost             1994
   ------------------------------------                   ----                 ----             ----
First Trust

Network Systems Corporation common stock            153,874 shares        $  1,569,201      $  1,077,118
First American Prime Obligations Fund                        9,729               9,729             9,729
                                                                           -----------      ------------
       Total Network Systems Stock Fund                                      1,578,930         1,086,847

New York Life Insurance Company

  Group Annuity Contract                                 2,424,296           2,424,296         2,424,296
Sun Life Insurance Company of
  American Group Annuity Contract                        4,275,603           4,275,603         4,275,603
John Hancock Mutual Life Insurance
  Company Group Annuity Contract                         2,141,182           2,141,182         2,141,182
Metropolitan Life Insurance Company
  Group Annuity Contract                                 1,698,847           1,698,847         1,698,847
Protective Life Insurance Company
  Group Annuity Contract                                 1,548,123           1,548,123         1,548,123
First Stable Value Fund, a First Trust
  Collective Fund                                   105,990 shares           1,643,610         1,707,132
First American Prime Obligations Fund                       88,627              88,627            88,627
                                                                           -----------      ------------
       Total Blended Rate Fund                                              13,820,288        13,883,810

Fidelity Fund                                       345,492 shares           6,580,163         6,384,690
First American Prime Obligations Fund                       50,478              50,478            50,478
                                                                           -----------      ------------
       Total Fidelity Fund                                                   6,630,641         6,435,168

IAI Regional Fund                                   143,549 shares           3,027,323         2,892,508
First American Prime Obligations Fund                       26,146              26,146            26,146
                                                                           -----------      ------------
       Total IAI Regional Fund                                               3,053,469         2,918,654

Investments in loans to employee participants                                  707,609           707,609
First American Prime Obligations Fund                       63,782              63,782            63,782
                                                                           -----------      ------------
       Total loan fund                                                         771,391           771,391

                                                    Balance (Shares
                                                    or Face Amount)
                                                        Held at                                Value at
                                                     December 31,                            December 31,
   Name of Issuers and Title of Issuers                  1994                  Cost              1994
   ------------------------------------                  ----                  ----              ----
Fidelity Management Trust Company

Magellan Fund                                        13,575 shares         $   928,826       $   906,813
Growth and Income Fund                               32,863 shares             691,668           693,071
Intermediate Bond Fund                               14,146 shares             147,420           139,050
Retirement Money Market Fund                        468,527 shares             468,527           468,527
Asset Manager Fund                                    1,025 shares              14,597            14,173
Loan Fund                                                                       87,304            87,304
                                                                           -----------       -----------

                    Total investments                                      $28,193,061       $27,404,808
                                                                           ===========       ===========

                                                         Balance (Shares
                                                         or Face Amount)
                                                             Held at                           Value at
                                                           December 31,                      December 31,
   Name of Issuers and Title of Issuers                       1993             Cost              1993
   ------------------------------------                       ----             ----              ----

Network Systems Corporation common stock            128,582 shares         $ 1,428,811        $ 1,092,947
First American Prime Obligations Fund                        9,284               9,284              9,284
                                                                           -----------        -----------
       Total Network Systems Stock Fund                                      1,438,095          1,102,231

New York Life Insurance Company Group
  Annuity Contract                                       2,705,267           2,705,267          2,705,267
Sun Life Insurance Company of America
  Group Annuity Contract                                 4,260,583           4,260,583          4,260,583
John Hancock Mutual Life Insurance
  Company Group Annuity Contract                         2,174,524           2,174,524          2,174,524
Metropolitan Life Insurance Company
  Group Annuity Contract                                 1,424,238           1,424,238          1,424,238
Protective Life Insurance Company Group
  Annuity Contract                                       1,573,712           1,573,712          1,573,712
First American Prime Obligations Fund                      188,204             188,204            188,204
                                                                            ----------         ----------
       Total Guaranteed Interest Fund                                       12,326,528         12,326,528

Fidelity Fund                                       202,969 shares           3,872,068          3,911,217
First American Prime Obligations Fund                       57,732              57,732             57,732
                                                                           -----------        -----------
       Total Fidelity Fund                                                   3,929,800          3,968,949

                                                           Balance (Shares
                                                           or Face Amount)
                                                               Held at                                Value at
                                                             December 31,                           December 31,
   Name of Issuers and Title of Issuers                         1993                  Cost              1993
   ------------------------------------                         ----                  ----              ----

IAI Regional Fund                                          114,358 shares         $ 2,431,829       $ 2,452,983
First American Prime Obligations Fund                              26,852              26,852            26,852
                                                                                  -----------       -----------
       Total IAI Regional Fund                                                      2,458,681         2,479,835

Investments in loans to employee participants                                         661,928           661,928
First American Prime Obligations Fund                             111,598             111,598           111,598
                                                                                  -----------       -----------
       Total First Trust loan fund                                                    773,526           773,526
                                                                                  -----------       -----------
             Total investments                                                    $20,926,630       $20,651,069
                                                                                  ===========       ===========

NOTE 5 - FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 1995 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code of ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                  December 31,
                                                                                  ------------
                                                                           1994                   1993
                                                                           ----                   ----

Net assets available for benefits per the financial statements        $ 28,235,131            $ 22,693,405
Amounts allocated to withdrawing participants                             (844,832)               (387,788)
                                                                      ------------            ------------
Net assets available for benefits per the Form 5500                   $ 27,390,299            $ 22,305,617
                                                                      ============            ============

Amounts allocated to withdrawing participants by fund option is as follows:

                                                         December 31,
                                                         ------------
                                                    1994              1993
                                                    ----              ----

Network Systems Stock Fund                        $  7,277          $ 32,042
Blended Rate (Guaranteed Interest) Fund            560,935           293,884
Fidelity Fund                                      126,886            35,745
IAI Regional Fund                                   12,574            18,874
Loan Fund                                           17,944             7,243
Magellan Fund                                       29,569
Growth and Income Fund                              32,018
Intermediate Bond Fund                              22,250
Retirement Money Market Fund                        34,882
Asset Manager Fund                                     497
                                                  --------          --------
                                                  $844,832          $387,788
                                                  ========          ========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                              1994           1993
                                                                              ----           ----

Benefits paid to participants per the financial statements                 $4,175,709     $1,542,131
Add:  Amounts allocated to withdrawing participants
  in current year                                                             844,832        387,788
Less:  Amounts allocated to withdrawing participants
  in prior years                                                             (495,383)      (135,707)
                                                                             --------     ----------
Benefits paid to participants per the Form 5500                            $4,525,158     $1,794,212
                                                                           ==========     ==========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

NOTE 7 - SUBSEQUENT EVENT

On March 7, 1995, Network Systems Corporation (NSC) merged with StorageTek. In connection with the merger, each outstanding share of common stock of NSC was converted into .2618 shares of StorageTek common stock. In addition, at the effective time of merger, NSC redeemed from its stockholders all of the rights outstanding under its Amended and Restated Rights Agreement at a redemption price of $0.05 per right.

As a result of the merger, shares of NSC stock held by the Network Systems Stock Fund were converted into StorageTek common stock and investments in the First American Prime Obligations Fund effective March 7, 1995.

                                                                      SCHEDULE I

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
      ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994


                                                                                                    Current
          Name of Issuers                                  Shares or Face                            Market
         and Title of Issue                                  Amount Held          Cost               Value
         ------------------                                  -----------          ----               -----

First Trust

Network Systems Corporation common stock                   153,874 shares      $ 1,569,201       $ 1,077,118
First American Prime Obligations Fund                               9,729            9,729             9,729
                                                                               -----------       -----------
       Total Network Systems Stock Fund                                          1,578,930         1,086,847

New York Life Insurance Company Group
  Annuity Contract                                              2,424,296        2,424,296         2,424,296
Sun Life Insurance Company of America
  Group Annuity Contract                                        4,275,603        4,275,603         4,275,603
John Hancock Mutual Life Insurance
  Company Group Annuity Contract                                2,141,182        2,141,182         2,141,182
Metropolitan Life Insurance Company
  Group Annuity Contract                                        1,698,847        1,698,847         1,698,847
Protective Life Insurance Company Group
  Annuity Contract                                              1,548,123        1,548,123         1,548,123
First Stable Value Fund, First Trust
  Collective Fund                                          105,990 shares        1,643,610         1,707,132
First American Prime Obligations Fund                              88,627           88,627            88,627
                                                                               -----------       -----------
       Total Blended Rate Fund                                                  13,820,288        13,883,810

Fidelity Fund                                              345,492 shares        6,580,163         6,384,690
First American Prime Obligations Fund                              50,478           50,478            50,478
                                                                               -----------       -----------
       Total Fidelity Fund                                                       6,630,641         6,435,168

IAI Regional Fund                                          143,549 shares        3,027,323         2,892,508
First American Prime Obligations Fund                              26,146           26,146            26,146
                                                                               -----------       -----------
       Total IAI Regional Fund                                                   3,053,469         2,918,654

Investments in loans to employee participants                                      707,609           707,609
First American Prime Obligations Fund                              63,782           63,782            63,782
                                                                               -----------       -----------
       Total loan fund                                                             771,391           771,391

                                                                                                          Current
          Name of Issuers                                  Shares or Face                                  Market
         and Title of Issue                                  Amount Held              Cost                 Value
         ------------------                                  -----------              ----                 -----

Fidelity Management Trust Company

Magellan Fund                                               13,575 shares         $   928,826           $   906,813
Growth and Income Fund                                      32,863 shares             691,668               693,071
Intermediate Bond Fund                                      14,146 shares             147,420               139,050
Retirement Money Market Fund                               468,527 shares             468,527               468,527
Asset Manager Fund                                           1,025 shares              14,597                14,173
Loan Fund                                                                              87,304                87,304
                                                                                  -----------           -----------

       Total investments                                                          $28,193,061           $27,404,808
                                                                                  ===========           ===========

                                                                     SCHEDULE II

                           NETWORK SYSTEMS CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
            ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
                          YEAR ENDED DECEMBER 31, 1994



      Identity of                                                                     Purchase        Selling        Cost of
    Party Involved        Description of Assets                                         Price          Price          Asset
    --------------        ---------------------                                         -----          -----          -----

First Trust National      First American Prime Obligations Fund;
  Association               Purchased 7,748,486 units in 375 transactions            $7,748,486
                            Sold 7,814,132 units in 196 transactions                                $7,814,132     $7,814,132

First Trust National      First Stable Value Fund, a First Trust Collective Fund
  Association               Purchased 149,328 shares in 41 transactions               2,304,778
                            Sold 43,338 shares in 8 transactions                                       671,006        661,168

First Trust National      Fidelity FD Inc. Com.;
  Association               Purchased 159,397 shares in 48 transactions               3,029,996
                            Sold 16,874 shares in 4 transactions                                       314,916        321,901

                              Current Value
                               of Asset on         Net
      Identity of              Transaction         Gain
    Party Involved                Date            (Loss)
    --------------                ----            -----

First Trust National
  Association                  $7,748,486
                                7,814,132           -

First Trust National
  Association                   2,304,778
                                  671,006        $ 9,838

First Trust National
  Association                   3,029,996
                                  314,916         (6,985)


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1993 as defined in Section 2520-103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                                              NETWORK SYSTEMS CORPORATION
                                            SAVINGS AND STOCK OWNERSHIP PLAN


                                            BY: NETWORK SYSTEMS CORPORATION


      June 29, 1995                             /s/ MICHAEL F. G. ASHBY
- -------------------------                   -------------------------------
          (Date)                                  Michael F. G. Ashby
                                                Chief Executive Officer
                                              Network Systems Corporation